Securities and Exchange Commission

Washington, DC 20549

Form 11-K

Annual Report

Pursuant To Section 15(d) Of The

Securities And Exchange Act Of 1934

For The Fiscal Year Ended December 31, 2002

DuPont Flooring Systems, Inc. 401(k) and DuPont Residential Flooring Systems, Inc. 401(k) Plan

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name And Address Of Principal Executive Office Of Issuer)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, DuPont Flooring Systems, Inc. has duly caused this Annual Report to be signed by the under signed hereunto duly authorized.

DUPONT FLOORING SYSTEMS 401(K) PLAN AND DUPONT RESIDENTIAL FLOORING SYSTEMS 401(K) PLAN Date: June 27, 2003

By:	/s/ RUSTY ABBOTT
Rusty Abbott Treasurer and CFO

DuPont Flooring Systems, Inc. 401(k) Plan and

DuPont Residential Flooring Systems, Inc. 401(k) Plan

*	Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of

the DuPont Flooring Systems, Inc. 401(k) Plan and

DuPont Residential Flooring Systems, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DuPont Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/:    PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut

June 20, 2003

DuPont Flooring Systems, Inc. 401(k) Plan and

DuPont Residential Flooring Systems, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Investments, at fair value (Note 3):	$20,479,437	$20,936,556
Receivables:
Employer contributions	51	—

Net assets available for benefits	$20,479,488	$20,936,556

The accompanying notes are an integral part of these financial statements.

DuPont Flooring Systems, Inc. 401(k) Plan and

DuPont Residential Flooring Systems, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002
Additions to net assets attributed to:
Investment income (loss):
Interest	$272,775
Dividends	42,608
Net depreciation in fair value of investments	(2,965,308)

(2,649,925)

Contributions:
Employer	872,223
Participant	3,768,464
Rollover	126,081

4,766,768

Total additions	2,116,843

Deductions from net assets attributed to:
Benefit payments	2,347,322
Transaction charges	18,388
Participant loans terminated due to withdrawal of participants	208,201

Total deductions	2,573,911

Net decrease in net assets available for benefits	(457,068)
Net assets available for benefits:
Beginning of year	20,936,556

End of year	$20,479,488

The accompanying notes are an integral part of these financial statements.

DuPont Flooring Systems, Inc. 401(k) Plan and

DuPont Residential Flooring Systems, Inc. 401(k) Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the DuPont Flooring Systems, Inc. 401(k) Plan and DuPont Residential Flooring Systems, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective July 1, 1995 and most recently amended and restated July 26, 2001, retroactively effective January 1, 2001. Non-union employees of DuPont Flooring Systems, Inc. and DuPont Residential Flooring Systems, Inc. (collectively, the “Company”) become eligible to participate upon completing 60 days of service and attaining the age of 21. The Plan is subject to the provisions of ERISA.

Contributions

Participants may contribute an amount equal to not less than one percent nor more than 15 percent of their Plan compensation, as defined, for the contribution period. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a guaranteed account, various pooled separate accounts and a Company common stock account as investment options for participants. Participant contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.

The Company makes matching contributions equal to $0.30 for each $1.00 contributed by a participant, up to a maximum of seven percent of the participant’s Plan compensation. The Company may also make discretionary qualified non-elective contributions. The Company contributions are invested directly in the guaranteed account, the pooled separate accounts or the Company common stock account, as directed by the participant. Company matching contributions are recorded monthly. Discretionary qualified non-elective contributions are recorded annually. There were no discretionary qualified non-elective contributions made during 2002.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DuPont Flooring Systems, Inc. 401(k) Plan and

DuPont Residential Flooring Systems, Inc. 401(k) Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in their own contributions and the Company’s discretionary qualified non-elective contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested.

Benefit Payments

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of their account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Participant Loans

Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less. Loans are calculated on a fully amortized basis. A loan is collateralized by the balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.25% to 10.00% and 5.75% to 10.75% for the years ended December 31, 2002 and 2001, respectively).

Administrative Expenses

The Plan is responsible for payment of the trustee expenses and fees, however the Company may pay the Plan expenses directly. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

Cash Equivalents

Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 2001 are invested in the CIGNA Guaranteed Short-Term Account, which is stated at fair value.

2.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

DuPont Flooring Systems, Inc. 401(k) Plan and

DuPont Residential Flooring Systems, Inc. 401(k) Plan

Notes to Financial Statements

Investment Valuation

Investments in the guaranteed account are generally benefit responsive (see Note 4) and are stated at contract value, which approximates fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company (“CG Life”). Participant loans are stated at cost plus accrued interest, which approximates fair value. Common stock is valued at fair value as determined by quoted market prices.

3.	Investments

The following presents investments of the Plan as of December 31, 2002 and 2001. Investments that represent five percent or more of the Plan’s net assets are separately identified with (*).

	December 31,
	2002		2001
CIGNA Guaranteed Income Fund	$5,879,685	*	$5,260,739	*
CIGNA Fidelity Advisor Growth Opportunities Fund	2,409,076	*	2,836,341	*
CIGNA Fidelity Contrafund Fund	2,838,341	*	2,909,166	*
CIGNA Growth & Income/Multi-Manager Fund	1,975,232	*	2,613,445	*
CIGNA INVESCO Dynamics Fund	887,465		1,154,187	*
CIGNA Lifetime40 Fund	1,205,707	*	1,254,399	*
DuPont Company Common Stock	1,442,171	*	1,161,128	*
Other Pooled Separate Accounts	3,168,881		2,974,545
Other Common Stocks	1,668		2,062
Participant Loans	671,211		770,544

Total Investments	$20,479,437		$20,936,556

During the year ended December 31, 2002, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) depreciated in fair value as follows:

Year Ended December 31, 2002
Pooled Separate Accounts	$(2,960,399)
Common Stocks	(4,909)

Net depreciation in fair value of investments	$(2,965,308)

DuPont Flooring Systems, Inc. 401(k) Plan and

DuPont Residential Flooring Systems, Inc. 401(k) Plan

Notes to Financial Statements

4.	Investment Contracts with Insurance Company

The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund (“GIF”). CG Life commingles the assets of the GIF with other assets. In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds (e.g. 10% of the balance of the Fund on the first day of the year), transactions in the GIF may face certain restrictions, in accordance with the contract terms. This could potentially result in the GIF not being fully benefit responsive in certain instances. For the Plan’s investment in the GIF, the Plan is credited with interest at the interest rates specified in the contract which ranged from 4.30% to 3.80% and 5.25% to 4.95% for the years ended December 31, 2002 and 2001, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the GIF for six months. As discussed in Note 2, the GIF is included in the financial statements at contract value which, principally because of the periodic interest rate reset process, approximates fair value.

5.	Related-Party Transactions

Plan assets include investments in funds managed by CG Life, an indirect wholly-owned subsidiary of CIGNA. CG Life is the Plan’s trustee and as such, transactions with the trustee qualify as party-in-interest transactions under ERISA. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of DuPont Company Common Stock, the Plan Sponsor, which also qualifies as a party-in-interest transaction. Participant loans also qualify as party-in-interest transactions.

The Plan invests in a unitized stock fund, DuPont Company Common Stock (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of E.I du Pont de Nemours and Company, ultimate parent of DuPont Flooring Systems, Inc. and DuPont Residential Flooring Systems Inc., the Plan sponsor. The unit values of the Fund are recorded and maintained by CIGNA Financial Services, Inc. During the year ended December 31, 2002, the Plan purchased units of the Fund in the approximate amount of $472,000, sold units of the Fund in the approximate amount of $229,000, and had net depreciation and dividends on the Fund in the approximate amount of $38,000. The total value of the Plan’s interest in the Fund was $1,442,171 and $1,161,128 at December 31, 2002 and 2001, respectively.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Tax Status

The Company has adopted a CG Life prototype plan which has been determined by the Internal Revenue Service to be in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has not yet filed for an individual determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

DuPont Flooring Systems, Inc. 401(k) Plan and

DuPont Residential Flooring Systems, Inc. 401(k) Plan

Notes to Financial Statements

8.	Reconciliation of Plan Financial Statements to the Form 5500

The Annual Return/Report of Employee Benefit Plan (the “Form 5500”) is prepared on the modified cash basis. Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the change in the amount of contributions accrued at December 31, 2002. The ending net asset balances are reconciled as follows:

December 31, 2002
Net assets, reflected on Form 5500	$20,479,437
Add: Employer contributions receivable	51

Net assets, reflected in the financial statements	$20,479,488

9.	Forfeitures

Forfeitures result from non-vested Company contributions remaining in the Plan for terminated employees. The forfeiture reserve of $185,965 and $118,578 at December 31, 2002 and 2001, respectively, is available to offset Company cash contributions or pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 2002, Company cash contributions were offset by $139 from forfeited non-vested accounts.

10.	Subsequent Events

Effective January 1, 2003, as part of a strategic restructuring, the Company spun off the DuPont Protective Apparel Marketing Division of the Plan into the Savings & Investment Plan of E.I. du Pont de Nemours and Company. Affected participants and their account balances of $445,977 were transferred to the Savings & Investment Plan of E.I. du Pont de Nemours and Company.

Effective March 1, 2003, participants may contribute an amount equal to not less than one percent nor more than 60 percent of their Plan compensation for the contribution period.

DuPont Flooring Systems, Inc. 401(k) Plan and	Supplemental Schedule I

DuPont Residential Flooring Systems, Inc. 401(k) Plan

Schedule H (Line 4i) Form 5500—Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Connecticut General Life Insurance Company	CIGNA Guaranteed Income Fund	$5,879,685
*	Connecticut General Life Insurance Company	CIGNA Fidelity Advisor Growth Opportunities Fund	2,409,076
*	Connecticut General Life Insurance Company	CIGNA Fidelity Contrafund Fund	2,838,341
*	Connecticut General Life Insurance Company	CIGNA Growth & Income/Multi-Manager Fund	1,975,232
*	Connecticut General Life Insurance Company	CIGNA International Blend/Bank of Ireland Fund	442,521
*	Connecticut General Life Insurance Company	CIGNA INVESCO Dynamics Fund	887,465
*	Connecticut General Life Insurance Company	CIGNA Janus Worldwide Fund	830,989
*	Connecticut General Life Insurance Company	CIGNA Lifetime20 Fund	189,381
*	Connecticut General Life Insurance Company	CIGNA Lifetime30 Fund	152,612

*	Indicates a party-in-interest to the Plan.

DuPont Flooring Systems, Inc. 401(k) Plan and	Supplemental Schedule I

DuPont Residential Flooring Systems, Inc. 401(k) Plan

Schedule H (Line 4i) Form 5500—Schedule of Assets (Held at End of Year)

December 31, 2002	(continued	)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Connecticut General Life Insurance Company	CIGNA Lifetime40 Fund	$1,205,707
*	Connecticut General Life Insurance Company	CIGNA Lifetime50 Fund	108,675
*	Connecticut General Life Insurance Company	CIGNA Lifetime60 Fund	35,940
*	Connecticut General Life Insurance Company	CIGNA S&P 500® Index Fund	754,641
*	Connecticut General Life Insurance Company	CIGNA TimesSquare Corporate Bond Fund	654,122
	Conoco Phillips	Conoco Phillips Common Stock (formerly “Conoco Class B Common Stock)	1,668
*	DuPont Company	DuPont Company Common Stock	1,442,171
*	Plan Participants	Participant Loans (5.25% to 10.00%) Various terms	671,211

	Total		$20,479,437

*	Indicates a party-in-interest to the Plan.